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                         WINDSOR COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                 FOR THE QUARTER ENDED MARCH 31, 1997



                               CONTENTS

                                                                 Page

     Statements of Income and Retained Earnings                     1

     Balance Sheets                                                2-3

     Information Concerning Mine Operations and
       Capital Improvements                                         4

     Calculation of Cost of Capital and
       Statement of Cost of Commercial Coal Sold and Shipped        5

     Statement of Cost of Operation                                 6

     Analysis of Mining Plant in Service                            7

     Calculation of Allowed Cost of Capital -
       Effective April 1, 1997                                      8




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                         WINDSOR COAL COMPANY
                          STATEMENT OF INCOME
                 FOR THE QUARTER ENDED MARCH 31, 1997
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $10,762

COST OF OPERATION                                           10,206

OPERATING INCOME                                               556

NONOPERATING INCOME                                             35

INCOME BEFORE INTEREST CHARGES                                 591

INTEREST CHARGES - to Parent Company                             3

INCOME BEFORE FEDERAL INCOME TAXES                             588

FEDERAL INCOME TAXES                                           247

NET INCOME                                                 $   341



                    STATEMENT OF RETAINED EARNINGS
                 FOR THE QUARTER ENDED MARCH 31, 1997
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                              $1,268

NET INCOME                                                     341

BALANCE AT END OF PERIOD                                    $1,609


The common stock of the Company is wholly owned by Ohio Power Company.

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                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                           March 31,
                                                             1997
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                   $60,047
  Construction Work in Progress                                 200
         Total Mining Plant                                  60,247
  Accumulated Depreciation and Amortization                  32,233

         NET MINING PLANT                                    28,014

CURRENT ASSETS:
  Cash and Cash Equivalents                                     755
  Accounts Receivable:
    General                                                   2,239
    Affiliated Companies                                      7,450
  Coal                                                           11
  Materials and Supplies                                      3,439
  Other                                                         223

         TOTAL CURRENT ASSETS                                14,117

REGULATORY ASSETS                                             6,472

DEFERRED INCOME TAXES                                         1,528

DEFERRED CHARGES                                                272

           TOTAL                                            $50,403


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                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)

                                                          March 31,
                                                            1997
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock  - Par Value $100:
    Authorized  - 5,000 Shares
    Outstanding - 4,064 Shares                             $   406
  Paid-in Capital                                           10,470
  Retained Earnings                                          1,609

         TOTAL SHAREHOLDER'S EQUITY                         12,485

LONG-TERM DEBT:
  Finance Obligations                                        7,568
  Advances from Parent Company                                 225

         TOTAL LONG-TERM DEBT                                7,793

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                           1,299
  Operating Reserves                                        15,787

         TOTAL OTHER NONCURRENT LIABILITIES                 17,086

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                           570
  Accounts Payable:
    General                                                  1,065
    Affiliated Companies                                       566
  Taxes Accrued                                              1,820
  Accrued Vacation Pay                                         888
  Workers' Compensation Claims                               3,225
  Obligations Under Capital Leases                             839
  Other                                                        774

         TOTAL CURRENT LIABILITIES                           9,747

REGULATORY LIABILITIES                                       3,292

           TOTAL                                           $50,403


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                         WINDSOR COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                 FOR THE QUARTER ENDED MARCH 31, 1997

     There were no significant changes with regard to the Company's operations and mining plant during the quarter.



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                         WINDSOR COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                 FOR THE QUARTER ENDED MARCH 31, 1997
                    (in thousands, except as noted)
                                                                                                     January through
                                                                                                           March
                                                                                                           1997
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $    406
            Paid-in Capital (excluding item D)                                                              8,353
            Excess of Acquisition Cost Over Net Book Value                                                    172
                                                                                                            8,931
       B. Rate of Return Allowable per HCAR No. 22179:
            12.04% per annum, 3.01% per quarter (a)                                                         .0301

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $    269
            2. Year-to-Date                                                                              $    269

       D. Equity Investment for the month of December 1982                                               $  2,117

       E. Rate of Return Allowable per HCAR No. 22179:
            13.58% per annum, 3.395% per quarter                                                           .03395

       F. Earnings Allowable: (re investment in item D)
            1. Current Quarter                                                                           $     72
            2. Year-to-Date                                                                              $     72

       G. Total Earnings Allowable:
            1. Current Quarter (C.1. + F.1.)                                                             $    341
            2. Year-to-Date (C.2. + F.2.)                                                                $    341

       H. Net Income per Statement of Income                                                             $    341
            Add: Interest Charges                                                                               3
            Less: Nonoperating Income                                                                          35

       I. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $    309
            2. Year-to-Date                                                                              $    309

 II. Coal Billing Calculation:
       A. Total Operating Expenses (b)                                                                   $ 10,453

       B. Add: Cost-of-Capital Billing Adder as Applied per I. 1. of Section I                                309

       C. Cost Applicable to Current Quarter Coal Billings                                                 10,762
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    3,075
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $  7,687

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                105,991

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $72.53

(a)  HCAR No. 22179 pertains to only a portion of the equity investment ($7,497,000), however, the approved rate is being applied to Ohio Power Company's full equity investment, excluding retained earnings.
(b)  As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statement of Income.
/TABLE
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                         WINDSOR COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                 FOR THE QUARTER ENDED MARCH 31, 1997


                                                       (in thousands)

Direct Labor-UMW*                                          $   649
Indirect Labor-UMW*                                          1,836
Benefits-UMW*                                                2,100
Salaries and Benefits-Nonunion                               1,483
Operating Supplies                                           1,035
Repair Parts and Materials                                   1,547
Electricity and Other Utilities                                470
Outside Services-Maintenance, Haulage and Reclamation          813
Taxes Other Than Federal Income Taxes**                      1,033
Rental of Equipment                                            798
Depreciation, Depletion and Amortization                     1,088
Royalties                                                      190
Reclamation                                                    540
Mining Cost Normalization***                                (4,883)
Other Production Costs                                       1,500

Subtotal                                                    10,199

Transfers of Production Costs (to)/from Coal Inventory           7

          Total                                            $10,206

  * United Mine Workers of America.
 ** Excludes  FICA, Federal Unemployment and  State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

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                         WINDSOR COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                              March 31, 1997
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   634    $  -       $   634

Mining Structures and Equipment       47,899     26,826     21,073

Coal Interests (net of depletion)      1,473       -         1,473

Mine Development Costs                10,041      5,407      4,634

    Total Mining Plant
      in Service                     $60,047    $32,233    $27,814
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         OHIO POWER COMPANY'S (OPCo's) ACTIVE COAL MINES
      CENTRAL OHIO COAL COMPANY; SOUTHERN OHIO COAL - MEIGS;
                     AND WINDSOR COAL COMPANY
      ALLOWED AFTER-TAX COMPOSITE COST-OF-CAPITAL IS 10.29%
                         EFFECTIVE 4-1-97


THE 10.29% IS OPCo's WEIGHTED AVERAGE COST-OF-CAPITAL AND WAS
CALCULATED AS FOLLOWS:


             CAPITALIZATION                          AFTER-TAX
               @12/31/96    PERCENT   EFFECTIVE      WEIGHTED
COMPONENT         (000)     OF TOTAL     COST      RATE OF RETURN


Long-term Debt $  957,626(a)  39.14%     7.47%(c)       2.92%

Preferred Stock   148,432      6.07%     5.73%(c)       0.35%

Common Stock    1,340,260(b)  54.79%    12.81%(d)       7.02%

Total          $2,446,318    100.00%                   10.29%*


Authorization: HCAR 35-26573 dated 9-13-96
(SEC File No. 70-8611).



(a) Includes long-term debt due in one year and is net of unamortized debt premium and discount, unamortized debt expense and unamortized loss on reacquired debt.

(b) Common equity includes premium on preferred stock and excludes undistributed subsidiary earnings.

(c)   Embedded cost at 12/31/96.

(d) No more than the rate allowed by the PUCO in a retail rate proceeding involving OPCo and settled in 1995.


 * Rate will be applied for billing purposes to the twelve months period commencing April 1, 1997.